UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8858

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITIL CORPORATION

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Financial Statements and

Report of Independent

Registered Public Accounting Firm

Unitil Corporation

Tax Deferred

Savings and Investment Plan

December 31, 2024 and 2023

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of the Unitil Corporation 401(k) Plan Committee and Plan Administrator

Unitil Corporation Tax Deferred Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Unitil Corporation Tax Deferred Savings and Investment Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end-of-year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2023.

Portland, Maine

June 25, 2025

Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2024	2023
Investments at Fair Value	$144,192,552	$124,657,864
Investments at Contract Value	9,775,375	11,576,957
Notes Receivable from Participants	2,264,125	2,171,852

Net Assets Available for Benefits	$156,232,052	$138,406,673

(The accompanying notes are an integral part of these financial statements.)

Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

2024
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$13,918,522
Interest and dividends	6,078,188

Total investment income	19,996,710
Interest on notes receivable from participants	167,855
Contributions:
Participant	6,102,070
Employer	4,479,625
Participant rollovers	515,687

Total contributions	11,097,382

Total additions	31,261,947
Deductions from net assets attributed to:
Benefits paid to participants	(7,867,169)
Rollover distributions	(5,380,569)
Administrative fees	(188,830)

Total deductions	(13,436,568)

Net increase	17,825,379
Net assets available for benefits:
Beginning of year	138,406,673

End of year	$156,232,052

(The accompanying notes are an integral part of these financial statements.)

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE A - DESCRIPTION OF PLAN

The following description of the Unitil Corporation (“Unitil” or the “Company”) Tax Deferred Savings and Investment Plan (“Plan” or “401(k) Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company and its wholly-owned subsidiaries Unitil Service Corp., Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Northern Utilities, Inc. and Granite State Gas Transmission, Inc. (collectively, the “subsidiaries”), who satisfy the eligibility requirements. The Company has engaged John Hancock Trust Company LLC (“John Hancock” or “Trustee”) as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (the “Code”).

The Plan’s effective date is July 1, 1985. The Plan was amended and restated effective January 1, 2021 to comply with current federal regulations and to incorporate all previous amendments.

Eligibility

Employees are eligible to participate in the Plan on the first of the month following:

(1)	Attainment of age 18, and

(2)	Completion of 1,000 hours of credited service for employees hired before 09/01/2024, as defined by the Plan Document.

Participant Contributions

Participants may contribute from 1% to 85% of their compensation, as defined by the Plan Document or as limited by the Code, on a pre-tax and/or after-tax basis. Participants may elect to apply the deferral percentage to either (1) base pay, as defined by the Plan Document, or (2) total pay including bonuses, commissions, incentive, overtime and all other forms of premium pay.

Participants who are age 50 or will turn age 50 by the end of the Plan year (December 31) may be eligible to make “catch-up” contributions, as defined by the Plan Document and the Code.

Participants may also make rollover contributions into the Plan from other qualified plans.

New employees are automatically enrolled in the 401(k) Plan, with the automatic employee contribution rate of 6%. This contribution rate will automatically increase by 1% on January 1st of each year until the employee’s contribution is 85% of pay. Employees may elect to opt-out of the automatic enrollment and/or automatic increase features provided by the enhanced Plan benefits.

The Plan has a Roth 401(k) option for participants. Contributions made by participants under the Roth 401(k) option are on an after-tax basis. Combined Roth 401(k) and pre-tax deferrals are subject to Code limits. In-plan Roth Rollovers and Roth Conversions will be allowed effective with the addition of the Roth 401(k) option.

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

Employer Contributions

The Company matches participant contributions on a dollar-for-dollar basis, up to the first 3% percent of their eligible compensation, as defined by the Plan Document, except as noted below. Overtime pay, commissions and other forms of premium pay are not included in the definition of compensation eligible for matching purposes.

For non-union employees who are hired on or after January 1, 2010, and for non-union employees who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Plan provides enhanced Plan benefits including the Company contributing 4% of eligible compensation, as defined by the Plan, each year, regardless of whether or not the non-union employee elects to contribute to the 401(k) Plan. The Company also matches 100% of these employee’s elective deferrals up to 6% of compensation.

For those United Steel Workers (“USW”) Local 12012-6 members who are hired on or after January 1, 2011, and for USW Local 12012-6 members who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Plan provides for enhanced Plan benefits including the Company matching employee elective deferrals up to 6% of base pay and the Company contributing 4% of base pay each year, regardless of whether the employee elects to contribute to the 401(k) Plan.

For those Utility Workers Union of America (“UWUA”) Local 341 members who are hired on or after April 1, 2012, the Plan provides enhanced Plan benefits including the Company matching employee elective deferrals up to 6% of base pay and the Company contributing 4% of base pay each year, regardless of whether the employee elects to contribute to the 401(k) Plan.

For those International Brotherhood of Electrical Workers (“IBEW”) members who are hired on or after June 1, 2012, and for IBEW members who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Plan provides enhanced Plan benefits including the Company matching employee elective deferrals up to 6% of base pay and the Company contributing 4% of base pay each year, regardless of whether the employee elects to contribute to the 401(k) Plan.

For those UWUA - Local B340 members who are hired on or after June 1, 2013, the Plan provides enhanced Plan benefits including the Company matching employee elective deferrals up to 6% of base pay and the Company contributing 4% of base pay each year, regardless of whether the employee elects to contribute to the 401(k) plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan Document. Each participant’s account is charged for the investment management fees charged by each mutual fund. Investment management fees are netted against the earnings of each fund through each fund’s expense ratio. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

Vesting

Participants are immediately vested in their contributions and the Company contributions plus actual earnings or losses thereon.

Notes Receivable from Participants

Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding twelve month period, or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate that is fixed at the origination of the loan at the then prime rate plus one percent (1%). No more than two loans may be outstanding at any time. Principal and interest is paid ratably through payroll deductions. As of December 31, 2024, there are 231 loans to participants, maturing from 2025 to 2039 with interest rates ranging between 4.25% and 9.5%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, partial distribution of any portion of the account balance, or annual installments over a fixed number of calendar quarters or years. In-service distributions and hardship withdrawals are available to participants in accordance with the provisions of the Plan. Payments are generally received in cash. Participants may elect to receive in-kind distributions of employer securities.

In-Kind Distributions

One of the Plan’s investment options is the Unitil Corporation Stock Fund (comprised of Company shares and a money market fund). When receiving payment of benefits, a participant invested in the Unitil Corporation Stock Fund may elect to receive whole shares of stock (i.e. in-kind distributions), with any fractional shares, and the cash and cash equivalent portions of the underlying stock account, being distributed in cash. In 2024, the Plan had no in-kind distributions, which would be included in Benefits Paid to Participants on the Statement of Changes in Net Assets Available for Benefits.

Investment Options

The Plan offers 34 investment portfolio or fund options consisting of registered investment companies (mutual funds), one pooled separate account (New York Life Anchor Account – Stable Value Fund) and the Unitil Corporation Stock Fund (comprised of Company shares and a money market fund). Participants may change their investment options daily, and all investments within the plan are participant-directed.

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

Unitil Corporation Stock Fund (Unitil Corporation, no par value common stock)

The Unitil Corporation Stock Fund (“Stock Fund”) is set up to hold common shares for the participants of the Plan and maintains liquidity in cash and cash equivalents to facilitate the timely settlement of participant transactions. Participants may allocate or withdraw their account balances between this fund and other funds without restrictions. The Stock Fund had approximately 4% and 3% in cash and cash equivalents, and 96% and 97% in Company stock at December 31, 2024, and December 31, 2023, respectively.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Management Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Registered investment companies (mutual funds) and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the New York Life Stable Value Fund are valued at contract value, based on information provided by the trustee. (See Note F). The Unitil Corporation Stock Fund is stated at fair value as determined by quoted market prices of both Unitil common stock and cash equivalents held in the fund.

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

Expenses

Non-standard service expenses are paid by the Company as provided in the Administration Agreement between the Company and John Hancock Retirement Plan Services LLC (“JHRPS”). Recordkeeping and third-party advisory expenses are paid through an asset charge that is deducted pro rata across all participants on a quarterly basis. A portion of the asset charge is deposited into the Plan Expense Reimbursement Account (PERA) to pay for third-party advisory fees. At year-end, if there is an excess amount in the PERA, JHRPS is directed by Unitil to reallocate the excess back to participant accounts on a pro rata basis. If, however, the deduction to the PERA account does not cover the third-party advisory fees and other plan expenses the plan is invoiced directly. The fund expense ratios reflected on the 404(a)(5) Participant Fee disclosure are used to cover the fund management fees only; all other plan expenses are covered through the participant asset charge as previously stated.

NOTE C – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA with respect to its employees by a written resolution with a copy delivered to the Plan’s trustee. In the event of a Plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan Document.

NOTE E – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 1, 2022, that the Plan, including amendments made through November 8, 2021, and related trust are designed in accordance with applicable sections of the Code. The Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

NOTE F – NEW YORK LIFE STABLE VALUE FUND

The investment in the Stable Value Fund is a contractual account with New York Life Trust Company (“New York Life”). New York Life maintains the Plan’s contributions in a separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The contract does not have a maturity date.

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

The Plan must provide 12 months’ notice to the contract issuer to redeem its interest in this investment at contract value.

Contract value is the relevant measurement attribute for the portion of net assets available for benefits attributable to the investment contract because the investment contract is fully benefit-responsive. The Statements of Net Assets Available for Benefits presents the New York Life Stable Value Fund at contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) total or partial Plan termination; (2) changes to the Plan’s prohibition on competing investment options; (3) mergers; (4) spin-offs; (5) lay-offs; (6) early retirement incentive programs; (7) sales or closings of all or part of a participating plan sponsor’s operations; (8) bankruptcy; (9) receivership; or (10) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

NOTE G – FAIR VALUE OF PLAN ASSETS

The Plan follows the guidance set forth by the Financial Accounting Standards Board (“FASB”) for reporting fair value of Plan investments. The FASB guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 –	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 –	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 –	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

Valuation Techniques

There have been no changes in the valuation techniques used during the current period.

Registered Investment Companies

These securities, consisting of mutual funds, are valued based on quoted prices from the market. These securities are categorized in Level 1 as they are actively traded and no valuation adjustments have been applied.

Unitil Corporation Stock Fund and PIMCO Money Market Fund

This fund includes publicly traded common stock of Unitil Corporation valued at quoted prices available on the New York Stock Exchange (categorized as Level 1) as well as cash and cash equivalents held in the PIMCO Money Market Fund. The PIMCO Money Market Fund is categorized as Level 1 as it is actively traded and no valuation adjustments have been applied.

Assets measured at fair value on a recurring basis as of December 31, 2024 are as follows:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active
		Markets for	Significant Other	Significant
	Balance as of	Identical Assets	Observable Inputs	Unobservable Inputs
Description	December 31, 2024	(Level 1)	(Level 2)	(Level 3)
Registered Investment Companies	$132,071,752	$132,071,752	$—	$—
Common Stock Fund	12,120,800	12,120,800	—	—

Total Investments at Fair Value	$144,192,552	$144,192,552	$—	$—

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

Assets measured at fair value on a recurring basis as of December 31, 2023 are as follows:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active
		Markets for	Significant Other	Significant
	Balance as of	Identical Assets	Observable Inputs	Unobservable Inputs
Description	December 31, 2023	(Level 1)	(Level 2)	(Level 3)
Registered Investment Companies	$112,625,827	$112,625,827	$—	$—
Common Stock Fund	12,032,037	12,032,037	—	—

Total Investments at Fair Value	$124,657,864	$124,657,864	$—	$—

NOTE H - PARTY-IN-INTEREST TRANSACTIONS

Included in the Plan’s assets are common shares of Unitil Corporation, the Plan’s sponsor, and notes receivable from participants. These transactions qualify as party-in-interest transactions. As of December 31, 2024 and 2023, there were 214,949 and 221,736 common shares, respectively, of Unitil Corporation, a gross value of $11,648,086 and $11,656,662, respectively, included in the Plan’s assets. During the year ended December 31, 2024, the Unitil Corporation common stock included in the Plan’s assets appreciated by $381,587. For the year ended December 31, 2024, $188,830 of administrative expenses were paid to John Hancock Trust Company directly from the Plan.

NOTE I – SUBSEQUENT EVENTS

The Plan has evaluated all events or transactions through the date of this filing. During this period, there were no material subsequent events which affected the Plan’s financial statements.

SUPPLEMENTAL INFORMATION

Unitil Corporation Tax Deferred Savings and Investment Plan

Employer Identification Number 02-0381573

Plan Number 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value

Identity of Insurer, Borrower,	Type of		Current
Lessor or Similar Party	Investment	Cost	Value
Investments at Fair Value:
JP Morgan Large Growth R6	Registered Investment Company	**	$20,067,172
Vanguard Instit Index	“	**	19,035,199
American Balanced Fund R6	“	**	17,462,398
Invesco Growth & Income R6	“	**	5,231,548
The Investment Co of Amer R6	“	**	4,298,676
JP Morgan Mid Cap Value R6	“	**	3,735,349
Dodge & Cox Income Fund	“	**	3,550,236
PGIM Jennison Small Company Z	“	**	3,412,820
American EuroPacific Growth R6	“	**	3,208,871
Principal High Yield Fund Inst	“	**	2,770,120
Undiscovered Mgrs Behav Val R6	“	**	2,588,841
Fid Advisor Mid Cap II	“	**	2,470,426
Loomis Sayles Core Plus Bd N	“	**	1,917,011
PIMCO Real Return Admin Fund	“	**	1,803,413
MFS Intntl Intrinsic Value A	“	**	1,797,873
American New World Fund R6	“	**	1,357,876
Cohen & Steers Inst Realty	“	**	1,071,790
Goldman Intl Small Caps Insights	“	**	891,658
Vanguard Total Bd Mkt Ind Adm	“	**	233,411
Vanguard Total Idx Adm	“	**	290,451
PIMCO Income Fund	“	**	142,276
Vanguard Mid Cap Index Adm	“	**	124,647
Vanguard Sm Cap Index Fd Adm	“	**	103,578
Janus Henderson Enterprise (N)	“	**	39,724
Amer Target 2020 Fund R6	“	**	2,484,896
Amer Target 2025 Fund R6	“	**	4,122,303
Amer Target 2030 Fund R6	“	**	6,175,537
Amer Target 2035 Fund R6	“	**	3,470,706
Amer Target 2040 Fund R6	“	**	5,310,021
Amer Target 2045 Fund R6	“	**	4,510,270
Amer Target 2050 Fund R6	“	**	2,778,046
Amer Target 2055 Fund R6	“	**	4,704,761
Amer Target 2060 Fund R6	“	**	548,305
Amer Target 2065 Fund R6	“	**	361,544
PIMCO Money Market Fund Admin	“	**	472,713
* Unitil Corp Common Stock	Common Stock	**	11,648,086

Total Investments at Fair Value			144,192,552
Investments at Contract Value:
New York Life Stable Value Fund	Pooled Separate Account	**	9,775,375

Total Investments on Financial Statements			153,967,927
* Notes Notes Receivable from Participants	Participant Loans – 4.25% -9.5%	n/a	2,264,125

Total			$156,232,052

*	Represents a party-in-interest to the Plan
**	Cost omitted for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 25, 2025	/s/ Todd R. Diggins
Todd R. Diggins
Chief Accounting Officer & Controller